

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 22, 2021

Nicolaas Paardenkooper
Chief Executive Officer and Director
Brooge Energy Ltd
P.O. Box 50170
Fujairah, United Arab Emirates

  Re: Brooge Energy Ltd
    Registration Statement on Form F-3
    Filed April 19, 2021
    File No. 333-255346

Dear Mr. Paardenkooper:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Timothy Collins at 202-551-3176 with any questions.

        Sincerely,

        Division of Corporation Finance
        Office of Energy & Transportation

cc: Robert Matlin